United States securities and exchange commission logo





                             January 19, 2024

       Weiqi Huang
       Chief Executive Officer and Chairman of the Board
       Skycorp Solar Group Ltd
       Room 303, Block B
       No.188 Jinghua Road, Yinzhou District
       Ningbo City, Zhejiang Province
       China, 315048

                                                        Re: Skycorp Solar Group
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
19, 2023
                                                            CIK No. 0002001288

       Dear Weiqi Huang:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Filed December 19, 2023

       Prospectus Cover Page, page i

   1. Please revise your prospectus cover page to disclose how regulatory actions related to data security or
anti-monopoly concerns in Hong Kong have or may impact the company   s
                                                        ability to conduct its
business, accept foreign investment or list on a U.S./foreign exchange. We note your
disclosure stating that "[a]s confirmed by our PRC counsel,
                                                        Jiangsu Junjin Law
Firm, we are not subject to cybersecurity review with...CAC" as well as your cross-reference
to the related individual risk factor.
   2. Provide a description of how cash is transferred through your organization and disclose your intentions to
distribute earnings. We note your statement that other than
                                                        cash transferred
through our organization by way of intra-group transactions, there were
 Weiqi Huang
FirstName  LastNameWeiqi
Skycorp Solar Group Ltd Huang
Comapany
January 19,NameSkycorp
            2024       Solar Group Ltd
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         no other cash transfers and transfers of other assets between your holding company and your subsidiaries during the fiscal years ended September 30, 2022 and 2021. Please revise your disclosure to expand your discussion regarding what constitutes intra-group transactions. We note, for example, that your disclosure under Related Party Transactions disclosed numerous loans made and owed to the company.
About This Prospectus
Conventions that Apply to this Prospectus, page ii

3. Please revise your definition of Hong Kong to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear here, in the definition itself, or in an appropriate discussion of legal and operations risks. We note that you conduct your business operations through your PRC subsidiaries. However, we also note your corporate structure includes the entity
         "GreenHash Limited" a Hong Kong company that holds 100% ownership interest in your
         Ningbo WFOE and Guangzhou WFOE.
About This Prospectus, page iii

4. We note your disclosure that your reporting currency is the RMB. We also note your disclosure on page F-9 that your reporting currency is the U.S. dollar. Please revise for consistency.
Impact of COVID-19, page 8

5. You indicate that your production and sales of solar PV products resumed gradually in the second half of 2020 and the fiscal year 2021, and your total revenues increased by approximately 165% for fiscal year 2021 as compared to fiscal year 2020, however we presume some amount of those revenues are attributable to your HPC product sales. Also, your disclosure that the COVID-19 pandemic has not had a significant negative impact on your operating entities' operations or financial performance to date appears to conflict with your risk factor disclosure on page 32, which suggests otherwise. Please revise your disclosure.
Summary of Risks Factors, page 8

6.       We note your risk factors outlined under "Risks Related to Doing
Business in
         China." Please revise to expand your Summary and the related risk factors to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change
 Weiqi Huang
Skycorp Solar Group Ltd
January 19, 2024
Page 3
         in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Implications of Being a Controlled Company, page 14

7. You state that you do not intend to rely on the controlled company exemptions under the
         Nasdaq listing rules, however, given that many of the same exemptions are available to you as a foreign private issuer, revise to clarify whether you will nevertheless rely upon them.
Risk Factors, page 17

8. Please revise this section to provide disclosure regarding the risks associated with your related party transactions and how the proportion of monies due from related parties as well as the practice of making significant loans to certain of your executive officers and directors may result in adverse affects, for example, to your business, financial condition and results of operations. Specifically, we note that, as of September 30, 2022, $6,631,755 was due from related parties or nearly 11% of revenues totaling $62,148,521 for the same period.
Risks Related to Doing Business in China
Changes, application and interpretation with respect to the applicable legal laws and regulations..., page 17

9. Revise to acknowledge the risks and uncertainties regarding the enforcement of laws in
         China and that rules and regulations in China can change quickly with little advance notice.
The Chinese government exerts substantial influence..., page 20

10. Revise to state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.
Our financial and operating performance may be adversely affected..., page 26 FirstName LastNameWeiqi Huang
11. You reference the impact of the general economic conditions, natural catastrophic events,
Comapany   NameSkycorp
       epidemics,         Solar
                  and public    Group
                             health    Ltdthat impact the metaverse industry,
however, it is
                                    crises
Januaryunclear how
        19, 2024   your
                 Page 3 operations are related to the metaverse industry. Please revise.
FirstName LastName
 Weiqi Huang
FirstName  LastNameWeiqi
Skycorp Solar Group Ltd Huang
Comapany
January 19,NameSkycorp
            2024       Solar Group Ltd
January
Page 4 19, 2024 Page 4
FirstName LastName
You may experience difficulties in effecting service of legal process, enforcing foreign judgments..., page 26

12. In this risk factor you disclose that all of your senior executive officers reside outside of the U.S. Revise your disclosure here to identify your directors, officers and members of senior management that are located in the PRC/Hong Kong. Revise your disclosure in the section titled "Enforceability of Civil Liabilities" as necessary. Corporate History and Structure
Corporate Structure, page 52

13. Your corporate structure diagram reflects the 65% ownership interest you hold in
         Zhejiang Pntech, the operating subsidiary that engaged in one of your primary business activities, the sale of PV products and HPC servers. Please revise your diagram here and in the Prospectus Summary to disclose the entity and/or individuals that hold the remaining 35% in this operating subsidiary as well as the 25% interest not held by you in
         Ningo Pntech.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 59

14. Please revise your disclosures to include an analysis of your cash flows from operating activities that explains significant year-to-year variations in the line items reflected in your statements of cash flows (e.g. provide an explanation for the significant changes in your bad debt provision, inventories, net, prepaid expenses and other current assets and accounts payables and other liabilities, etc.). Your analysis should not merely recite information presented in the consolidated statements of cash flows. Please refer to SEC
         Release No. 33-8350.
Industry, page 64

15. Please revise this section to briefly provide context for your enterprise within the scope of your industry and anticipated growth in the solar PV energy industry and HPC server industry. In this regard, we note that your disclosure reflects high-growth potential for these industries and elsewhere you discuss your planned continued investment in research and development. However, at the beginning of your Business section on page 70, you also describe your company as "a high-tech small and medium enterprise."
Declining Solar PV Energy Costs, page 65

16. Please revise your Industry section and elsewhere throughout your registration statement as appropriate to either briefly substantiate or delete promotional phrases. For example, we note that in this section you state that "we expect solar PV energy will become the backbone of future clean energy development in the next few years, and the PV industry
 Weiqi Huang
FirstName  LastNameWeiqi
Skycorp Solar Group Ltd Huang
Comapany
January 19,NameSkycorp
            2024       Solar Group Ltd
January
Page 5 19, 2024 Page 5
FirstName LastName
         will thrive" and in the following paragraph you state that "the reality turned out to be brighter than our expectations."
Global booming Solar PV Markets, page 65

17. Please revise this section and elsewhere throughout your Industry discussion to make clear which year or other period you are referring to in your disclosure. For example, you state here that "[t]his year's list also includes the United Kingdom again..." but it is unclear what year you are referring to (i.e., the Global Market Outlook report for 2022, the current calendar year, or a certain fiscal year).
Overview of the HPC Server Industry, page 67

18. Please revise your disclosure here and elsewhere as appropriate to provide a definition or full-meaning of certain abbreviated industry terms. For example, in this section your refer to "on-prem" HPC server market but it is not clear what this term means.
Business, page 70

19. In an appropriate place in this discussion, revise to provide a description of the principal markets in which the company competes, including a breakdown of total revenues by geographic market for each of the last three financial years. Refer to
Item 4.B.2 of Form
         20-F.
Our Strategies
Invest in business expansion, page 72

20. In the paragraph at the top of the page, you state that you plan to introduce two product lines (i.e., junction boxes and smart junction boxes, and intelligent solar charging boxes).
         Please revise your disclosure to briefly discuss how these two new product lines will
         "enhan[ce] customer loyalty and market penetration" and "offer convenience to EV drivers and generate long-term income for our company," respectively. Continue to enhance our customized products and brand recognition, page 72

21. Revise your disclosure to briefly discuss how planned customized products will combine your sales of solar PV products and HPC servers.
Customers
HPC Server Business, page 77

22. You disclose that for the fiscal year ended September 30, 2022, your HPC server business revenue accounted for 55.5% of the total revenue compared to 61.9% for the fiscal year ended September 30, 2021. Additionally, you state that you have two major customers for each of these two years with revenues from these customers accounting for 71.8% and
         70.4% of the HPC server business revenue for each of these fiscal years, respectively.
         Please revise your disclosure to make clear whether you have written agreements with
 Weiqi Huang
Skycorp Solar Group Ltd
January 19, 2024
Page 6
         each of these two customers. If so, please file these agreements in accordance with Item
         601(b)(10)(ii)(B) of Regulation S-K as it appears that your business is substantially dependent on these customers to sell a major part of your products or services. We note that your Exhibit Index reflects several "forms of" sales agreements to be filed by amendment.
Management
Code of Business Conduct and Ethics, page 105

23. Please revise your disclosure to accurately reflect the exhibit number of your Code of
         Business Conduct and Ethics. In this regard, we note that your Exhibit Index currently reflects that this document will be filed by amendment as Exhibit 14.1 consistent with
         Item 601 of Regulation S-K.
Due from related parties, page 107

24. Please revise your disclosure to provide discussion regarding the purpose or nature of providing loans to certain of your executive officers as well as affiliated entities Skyline
         Tech Limited (BVI), Baili Group Limited (BVI), Linshan Group Limited
(BVI) and
         Helios Tech Limited (BVI). In this regard, we note footnote (2) describing an interest free loan with no specific payment terms made to your CEO, Weiqu Huang, with an outstanding balance of $4,408,716 as of the date of your prospectus. Related Party Transactions, page 107

25. We note numerous loans made by you to certain related parties, including executive officers and their affiliated entities. Please revise your disclosure to discuss whether these loan agreements, in each instance, are written or verbal agreements. If written, please file any agreements as applicable under Item 601(b) of Regulation S-K. Index to Consolidated Financial Statements, page F-1

26. Please update your audited financial statements and corresponding financial information throughout your registration statement to comply with Item 8.A.4 of Form 20-F.
Report of Independent Registered Public Accounting Firm, page F-2

27. Please have your independent auditors revise their report to describe the principal considerations that led the auditors to determine that the matter is a critical audit matter,
FirstName LastNameWeiqi Huang
       refer to the relevant financial statement accounts or disclosure that relate to the critical
Comapany
       auditNameSkycorp     Solar Group
             matter, and include          Ltd preceding critical audit matter
in the audit report.
                                  the language
JanuaryRefer  to paragraphs
        19, 2024   Page 6 .14b, .14d and .15 of PCAOB AS 3101.
FirstName LastName
 Weiqi Huang
FirstName  LastNameWeiqi
Skycorp Solar Group Ltd Huang
Comapany
January 19,NameSkycorp
            2024       Solar Group Ltd
January
Page 7 19, 2024 Page 7
FirstName LastName
Consolidated Balance Sheets, page F-3

28. Please revise your consolidated balance sheets to present non-controlling interest as a
         separate component of shareholders    equity, separately from parent
s equity. Please refer
         to ASC 810-10-45-16.
Consolidated Statements of Cash Flows, page F-6

29. Please present changes in payable pertaining to operating activities separately from other liabilities. Refer to ASC 230-10-45-29.
30. Please describe for us the nature of your cash inflow from operating lease liabilities and cash outflow used to repaid for right-of-used asset in your cash flows from investing activities. Tell us how your classification of these items as cash flows from investing activities is consistent ASC 842-20-45-5 and ASC 230-10-45-12 through 45-13.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(r) Segment Reporting, page F-13

31. We note on the bottom of page F-13 you disclose that you are organized in two operating segments, while on top of page F-14, as well as in Note 20 on page F-24, you disclose that you have determined that you operate in three operating segments. Please revise for consistency. In addition, if you are organized in three reporting segments, please expand your results of operations discussion in MD&A to discuss the results of each segment.
         Refer to Item 4 of Form F-1 and Item 5 of Form 20-F
16. Related Pary Transactions and Balances, page F-20

32. Please disclose your policy for evaluating the collectability of amounts due from related parties.
General

33. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Weiqi Huang
FirstName  LastNameWeiqi
Skycorp Solar Group Ltd Huang
Comapany
January 19,NameSkycorp
            2024       Solar Group Ltd
January
Page 8 19, 2024 Page 8
FirstName LastName
       Please contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services